FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of November 2005
Commission File Number 1-31318
Gold Fields Limited
(Translation of registrant's name into English)
24 St. Andrews Rd.
Parktown, 2193
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..x... Form 40-F.....
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No ..x...
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

GOLD FIELDS LIMITED – DEALING IN SECURITIES BY A DIRECTOR
Gold Fields Limited
(Reg. No. 1968/004880/06)
(Incorporated in the Republic of South Africa)
Share Code: GFI
ISIN Code: ZAE000018123
DEALING IN SECURITIES BY A DIRECTOR
In compliance with paragraph 3.63 of the Listings Requirements of JSE Limited
(“the Listings Requirements”) we hereby advise that for financial planning purposes Mr. Gordon R Parker has exercised shares over which options had been issued to him. Details of these transactions are set out below:
Nature of Transaction : Purchase pursuant to the exercise of options and sale of shares
Transaction Date : 16 November 2005
Number of Shares : 10,000
Class of Security : Ordinary shares
Sale Price per Share : R94.22
Total Value : R942,200
Option Strike Price : R68.59
Option Strike Date : 21 February 2005
Vesting Periods :   Share options vest one year after allocation. In
terms of the Rules governing the Gold Fields
Non-Executive Share Plan, the exercise date of
the above 10,000 options granted to Mr Parker
on 21 February 2005 has been brought forward
to 16 November 2005, the day before the Annual
General Meeting of the company at which
meeting Mr Parker retired as a Board member of
Gold Fields Limited.
Nature of Interest : Directly beneficial
In terms of paragraph 3.66 of the Listings requirements prior clearance for
Mr. Gordon R Parker to deal in the above securities has been obtained from the
Chairman of the Board of Gold Fields Limited.
17 November 2005
Sponsor:
JP Morgan Equities Limited

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: 17 November 2005
GOLD FIELDS LIMITED
By:
Name: Mr W J Jacobsz
Title:    Senior Vice President: Investor
Relations and Corporate Affairs